

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810 / L. 221 /2003

Finance Department
Tel. 0-2537-4509



August 15, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Subject: Report of the Result of Warrant Offering to Purchase PTT Exploration and Production Public Company Limited's Common Shares

Dear Sir,

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the result of warrant offering to purchase PTT Exploration and Production Public Company Limited's common shares to its management and employees, which were allocated on August 1, 2003, and subsequently completed and notified to the management and employees on August 15, 2003. The details are as follows:

Type of securities :	Warrants to purchase PTT Exploration and Production Public Company Limited's common shares
Type of warrant :	Specified holder name and non-transferable
Period :	5 years commencing from the issuing date
Issuing date :	August 1, 2003
Offering amount of warrant :	2,000,000 units
Amount of shares reserved for warrants :	2,000,000 shares
Offering :	Management and Employees of PTTEP
Offering Price :	0 Baht
Total Offering Value :	0 Baht
Exercise ratio :	1 unit of warrant per 1 common share
Exercise price :	117 Baht
Exercise date :	

The Company's management and employees are able to convert 25% of the allocated warrants per year at the end of year 1, year 2, year 3 and year 4. The warrants that are valid for conversion are exercisable every 3 months, from the first exercise date that is specified in the warrants until the expiry of the warrants.

The first 25% of the allocated warrants are exercisable on July 31, 2004. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008



File No. 82-3827

The second 25% of the allocated warrants are exercisable on July 31, 2005. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008

The third 25% of the allocated warrants are exercisable on July 31, 2006. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008

The fourth 25% of the allocated warrants are exercisable on July 31, 2007. After this date, the warrants that are valid for conversion can then be exercised every following 3 months, that is at the end of October, January, April and July of each year. The final conversion date is July 31, 2008

Result of the warrant offering :

	Right to Buy Warrants				Allotment Result			
	Directors	Management and Employees	Intermediary	Total	Directors	Management and Employees	Intermediary	Total
Number of Warrant Holders	-	704	-	704	-	704	-	704
Number of Warrants	-	2,000,000 units	-	2,000,000 units	-	2,000,000 units	-	2,000,000 units
% of Total Warrants Issued	-	100	-	100	-	100	-	100

Yours sincerely,



Chitrapongse Kwangsukstith
President

ทะเบียนเลขที่ บมจ. 53

File No. 82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.217 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

August 13, 2003

03 SEP -2 AM 7:21

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: The resignation of a director

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that Mr. Viset Choopiban, a director and a member of PTTEP Nominating Committee, has resigned from the positions of director and member of PTTEP Nominating Committee, effective on 9th August 2003. The PTTEP Nominating Committee will proceed with the selection of a new member in due course.

Yours sincerely,



Chitrapongse Kwangsukstith
President

ทะเบียนเลขที่ บมจ. 53

File No. 82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/L. 136.1 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

August 13, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Financial Statements, Management's Discussion and Analysis for the second quarter 2003

Attachment:
1. Financial Statements and consolidated financial statements of PTT Exploration and Production Public Company Limited as of June 30, 2003 and 2002, including English translations, all of which have been reviewed by the Auditor.
2. Management's Discussion and Analysis for the second quarter 2003

PTT Exploration and Production Public Company Limited (PTTEP) would like to submit its financial statements, consolidated financial statements for the second quarter 2003, ending June 30, 2003 and Management's Discussion and Analysis for the second quarter 2003 as per Attachments 1 and 2. These attached financial statements have already been reviewed by the Office of the Auditor General of Thailand, and the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the second quarter 2003, the Company and its subsidiaries' total revenues were Baht 9,333 million, increasing 9% when compared with Baht 8,576 million in the second quarter 2002. This was mainly due to the higher sales volume, which averaged approximately 108,380 barrels of oil equivalent per day (BOE/D) compared with approximately 101,635 BOE/D in the same quarter 2002. The average product price for this quarter also increased to USD 20.13/BOE compared with USD 18.10/BOE in the second quarter 2002. The increase in sales volume was mostly derived from the Pailin Project, which increased average gas and condensate sales per day to 348 million cubic feet (MMCF) and 14,839 barrels respectively, and the Yetagun Project, which increased average gas sales per day to 292 MMCF. In addition, the increase in revenue was due to the inclusion of the Share of profit from investment accounted for under equity method from PT Medco Energi Internasional Tbk. (Medco) operational results through New Links Energy Resources Limited, amounting Baht 319 million.

-2- /Total expenses of....



Total expenses of the Company and its subsidiaries for the second quarter 2003 were Baht 3,320 million, increasing 6% when compared with Baht 3,130 million in the second quarter 2002. The main reasons were due to (1) higher exploration expenses, which increased by Baht 74 million, mainly from the write-off of a dry well of Block 16-1 Project in Vietnam, (2) higher depreciation expenses, which increased by Baht 53 million, as a result of an increase in production volume, and (3) higher royalties, related to the increase in sales.

The Company and its subsidiaries recorded a net income of Baht 3,550 million or earnings per share of Baht 5.44, compared with net income of Baht 3,406 million or earnings per share of Baht 5.22 in the second quarter 2002.

For the six-month period, total revenues for the Company and its subsidiaries were Baht 17,701 million, while total expenses were Baht 7,027 million. The total net income were Baht 6,144 million or earnings per share of Baht 9.42, comparing to the total net income of Baht 5,989 million or earnings per share of Baht 9.19 for the six-month period of last year.

Total consolidated assets, as of June 30, 2003 were Baht 86,693 million, an increase of Baht 2,300 million from December 31, 2002. This is due to an increase in cash and cash equivalents, including short term-investments, as a result of increased cash flow from operations, and cash received from the issuance of the Baht 2,500 million-unsecured and unsubordinated debentures. In addition, PTTEP has received dividend payments from New Links Energy Resources Limited and Thai Oil Power Co., Ltd. in the amount of Baht 644 million and Baht 58 million respectively. Total liabilities were Baht 46,673 million, an increase of Baht 735 million, mainly resulting from the above-mentioned debentures.

Yours sincerely,



(Chitrapongse Kwangsukstith)
President

2. Management's Discussion and Analysis for the second quarter 2003

1. PTTEP Performance in the First Half of 2003

In the first six months of this year, Thailand's economy continued to expand, although it was slightly affected by the SARS crisis in the second quarter. This economic growth led to an increase in energy demand, especially natural gas, which escalated 6% when compared with the same period of last year. At the same time, the world oil price has increased and supported the higher PTTEP petroleum product price, which rose 14%. Regarding petroleum production in the first half of this year, PTTEP produced 113,481 barrels of oil equivalent per day, an increase of 3% from the same period in 2002. This gas production increase largely came from the Pailin and the Yetagun Projects, though production from the Bongkot project has decreased due to a gas quality issue. In this regard, PTTEP and PTT Plc. have jointly worked out both short term and long term solutions, and currently, production rates have resumed to the level as previously planned.

In accordance with the company's plan to bring Arthit gas on stream in the year 2006, the Department of Mineral Fuels, on June 5, approved the Production Area for the Arthit field, covering a total area of 3,450.87 sq. km.. Currently, the company is negotiating a Gas Sales Agreement (GSA) with PTT Plc. and preparing to develop this project in order to meet its scheduled start up date.

Furthermore, PTTEP has been awarded concession blocks from the 18th Petroleum Concession Bidding Round. Specifically, PTTEP is now the concessionaire and the operator for the whole of concession Block G9/43, and a joint venture partner in Concession Blocks G4/43 and L22/43. The Concession Agreements were signed in early July.

Regarding organization management, PTTEP, in its continuing effort on Corporate Governance, initiated in the second quarter, a two-year promotion campaign formally entitled "Strengthening Corporate Governance of PTTEP", which will run from June 2003 to June 2005.

2. Results of operations

On April 24, 2003, at the PTTEP General Shareholders' Meeting, the following were approved: (1) the issuance and offering of 2,000,000 units of warrants to purchase Company's common shares for its management and employees in the year 2003, at the exercise price of 117 Baht per each common share, and (2) the allotment of 2,000,000 newly issued common shares, as a reserve for the exercise of the warrants issued to management and employees in the year 2003.

In the first quarter of 2003, PTTEP and its subsidiaries began recording a provision for decommissioning costs. A provision is recognized, and is provided at the onset of production of the project, for the best estimate of the eventual costs

that relate to the removal of the production facilities. These costs were included as part of the asset decommissioning costs and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs were determined based on reviews and estimates by the Group's own engineers and managerial judgment. The effect of this change was reflected in prior year's beginning balance of retained earnings and restatement of the previous year's financial statements. PTTEP and its subsidiaries recorded this adjustment by decreasing the year 2002's beginning balance of retained earnings by Baht 468 million and decreasing the year 2002's net profit by Baht 35 million. Total adjustment decreased the year 2003's beginning balance of retained earnings by Baht 503 million.

PTTEP and its subsidiaries recognized a provision for liabilities as of June 30, 2003 and December 31, 2002 for decommissioning costs expected to be incurred in the future amounting to Baht 3,534 million and Baht 3,633 million, respectively.

For the results of operations in the second quarter of 2003, PTTEP and its subsidiaries' net profit was Baht 3,550 million, or Baht 5.44 per share, when compared with Baht 3,406 million, or Baht 5.22 per share, for the same period last year. PTTEP and its subsidiaries had a ratio of return on shareholders' equity in the second quarter of 2003 of 35.07%.

For the second quarter of 2003, the total revenues of PTTEP and its subsidiaries amounted to Baht 9,333 million, increasing Baht 757 million or 9% when compared with Baht 8,576 for the same period last year. This was mainly due to an increase in sales of Baht 1,200 million or 17%, resulting from the higher sales volumes at 108,380 barrels of oil equivalent per day (BOED) compared with 101,635 BOED for the same period last year. The average petroleum price in the second quarter of 2003 increased to USD 20.13 per BOE, compared with USD 18.10 per BOE for the same period last year. The increased sales volume derived mainly from the Pailin and Yetagun projects, while the sales volume decreased in the Bongkot project.

Revenue from pipeline transportation, which was proportionately recorded from gas pipeline transportation that MGTC and TPC rendered to Myanma Oil and Gas Enterprise (MOGE), increased Baht 80 million. This increase was stemmed from the increase in the MOGE gas sales volume, and in the gas pipeline transportation price.

In this quarter, interest income was Baht 54 million, an increase of Baht 8 million when compared with Baht 46 million for the same period last year. This increase was due to the Company's higher average balance in short-term investment.

PTTEP and its subsidiaries realized their share of net profits from associated companies for the second quarter of 2003 at Baht 369 million, consisting of operational results from Medco Energi through New Links of Baht 319 million, and from Thai Oil Power Co., Ltd., of Baht 50 million.

-3-/PTTEP and...

PTTEP and its subsidiaries had a foreign exchange gain for the second quarter of 2003 of Baht 241 million as a result of the strengthened Baht.

For the second quarter of 2003, PTTEP and its subsidiaries incurred expenses of Baht 3,320 million, an increase of Baht 190 million or 6% when compared with Baht 3,130 million for the same period last year. This increase was mainly due to (1) higher exploration expenses from the write-off of a dry well of the Block 16-1 project (2) higher depreciation expenses from Pailin, Unocal 3, and Yetagun projects related to an increase in production volumes, and (3) higher royalties related to the increase in sales.

For the six-month period ending June 30, 2003, PTTEP and its subsidiaries had total revenue amounting to Baht 17,701 million, while incurring expenses of Baht 7,027 million. An income before interest and income taxes amounted to Baht 10,674 million. After deducting interest expenses of Baht 709 million and income taxes of Baht 3,821 million, the net profit was Baht 6,144 million or Baht 9.42 per share, which was Baht 154 million higher when compared with Baht 5,989 million or Baht 9.19 per share for the six month period of last year.

3. Financial position

As of June 30, 2003, PTTEP and its subsidiaries had total assets amounting to Baht 86,693 million, which was Baht 2,300 million higher than the end of 2002. This increase was mainly due to (1) an increase in cash and cash equivalents, and short-term investments of Baht 2,199 million from operating activities and cash received in the first quarter of 2003 from the issuance of the Baht 2,500 million-unsecured and unsubordinated debentures, and (2) an increase in other non-current assets of Baht 423 million mainly due to the costs carried for PetroVietnam in Block 9-2 and Block 16-1 projects.

For the second quarter of 2003, PTTEP received dividends from New Links and Thaioil Power Co., Ltd., amounting to Baht 644 million and Baht 58 million respectively. These dividends were recorded in the investment accounted for under the equity method.

Most of the current assets of PTTEP and its subsidiaries as of June 30, 2003 were in cash and cash equivalents, short-term investments, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of property, plant, and equipment (2) investments in associated companies, New Links and Thai Oil Power Co., Ltd., presented under the title of investment accounted for under the equity method, and (3) other non-current assets, which mainly consisted of the costs carried for PetroVietnam in Block 9-2 and Block 16-1 projects.

As of June 30, 2003, PTTEP and its subsidiaries had total liabilities of Baht 46,673 million, which was Baht 735 million higher than the end of last year. This was

-4-/mainly due to...

mainly due to the net effect of (1) the issuance of the above mentioned unsecured and unsubordinated debentures, and (2) the corporate income tax payment during the second quarter of 2003.

For the period of six months ending June 30, 2003, PTTEP and its subsidiaries had a net cash flow from operations amounting to Baht 5,256 million. Most of this was cash received from operating activities. PTTEP and its subsidiaries had a net cash flow used in investment activities amounting to Baht 2,485 million. Most of this was investment in additional capitalized assets used in exploration and production activities in the Pailin and Bongkot projects. PTTEP and its subsidiaries had a net cash flow used in financing activities amounting to Baht 1,900 million from (1) the dividend payment amounted to Baht 4,400 million and (2) cash received from the issuance of the Baht 2,500 million-unsecured and unsubordinated debentures. As of June 30, 2003, PTTEP and its subsidiaries had cash and cash equivalents of Baht 17,038 million, an increase of Baht 732 million from the end of last year.



PTTEP net profit rose in Q2

Due to increase in Sales of 1,200 million Baht

Dr. Chitrapongse Kwangsukstith, President of PTT Exploration and Production Public Company Limited (PTTEP), announced the Company and its Subsidiaries' year 2003 Q2 operating result. For the second quarter of 2003, the Company and its subsidiaries' total revenues were Baht 9,333 million, up 9 percent when compared with Baht 8,576 million from the second quarter of last year. The increase mainly resulted from the higher gas sale volumes, averaging 108,380 barrels of oil equivalent per day (BOE/D) compared with 101,635 BOE/D in the second quarter of 2002. Major contribution was higher gas sales volumes of Pailin Project at the average rate of 348 Million cubic feet per day (MMCFD) when compared with 192 MMCFD of last year as well as the higher gas sales volumes of Yetagun Project at the average rate of 292 MMCFD when compared with 166 MMCFD of last year, and the higher condensate sales volumes of Pailin at the average rate of 14,839 barrels per day, when compared with 9,644 barrels per day of last year. Moreover, the higher average product price of USD 20.13 per barrels of oil equivalent (BOE) when compared with USD 18.10/ BOE of the same period last year.

The Expense of the Company and its subsidiaries was Baht 3,320 million, up 6 percent, when compared with the expense of Baht 3,130 million from the second quarter of last year. This increase resulted from petroleum exploration expense as well as higher depreciation and royalties derived from production increase and write-offs of dry wells in Blocks 16-1, Vietnam.

The total net income for the 2nd quarter of year 2003 was Baht 3,550 million when compared with Baht 3,406 million from the same period last year.

PTTEP received dividend from Medco Energi and Thai Oil Power Company Limited in the amount of Baht 644 million and Baht 58 million, respectively.

Total consolidated assets, as of June 30, 2003 were Baht 86,693 million, up Baht 2,300 million, when compared with figures of December 31, 2002. Total liabilities were Baht 46,673 million, an increase of Baht 735 million due to the issue of an unsecured unsubordinated Baht Bond totaling Baht 2,500 million.



Dr. Chitrapongse Kwangsukstith stated, *"In the second quarter, the sales volume and the average product price increased from the same period last year, all significantly contributed to the Company's rise in net income this quarter. "*

"Regarding PTTEP domestic projects, negotiation on Arthit's Head of Agreement has made progress. We believe it can be finalized within a few months. Moreover, the work programs of Blocks L22/43 and Block G4/43, which PTTEP were recently awarded from the Ministry of Energy , are being jointly developed with our partners.

"For overseas investment, the 2D seismic survey of Block 44, Oman has been conducted as planned. We expected to finish this program at the end of this year. In addition, PTTEP and SOCO Vietnam recently finished drilling the CNV-2XA well as part of the exploration program of Block 9-2 in Vietnam. The result of this well proved the thickness of the oil column but the drilling was implemented in the closed fracture system or ineffective opened fracture system which resulted in low oil flow rate. However, the additional well will be drilled in order to prove up the underlying resources. "

"Due to the constant rising of natural gas demand, PTTEP continued developing our existing domestic and overseas projects such as Arthit and JDA. For the JDA, we planned to accelerate the production start-up to 2008. Moreover, we are still seeking for more domestic and international E&P projects for the purpose of securing future Thailand's gas demand growth during this sustainable economics recovery period." Dr. Chitrapongse said.

"Recently, PTTEP received SET Awards 2003 that Money & Banking Magazine co-hosted with the Stock Exchange of Thailand for the first time in Thailand. There are nine award categories and PTTEP received 2 awards which are Best Performance award in resources group and Best Corporate Governance Report awards. We are proud of being recognized and received such awards, especially the Corporate Governance award. We now apply the corporate governance campaign which will be a major driving factor to establish an effective and transparent organization within PTTEP at the end" Dr. Chitrapongse said.

August 14, 2003

For more information, please contact
Charlie Charuvastr/ Bussaban Cheencharoen
External Relations Department
Tel. +66 (02) 537-4000

AUDITOR'S REPORT
AND INTERIM FINANCIAL STATEMENTS
PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED
AND SUBSIDIARIES
FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003

(TRANSLATION)

AUDITOR'S REPORT

TO: THE SHAREHOLDERS OF PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

The Office of the Auditor General of Thailand has reviewed the accompanying consolidated and the Company balance sheets of PTT Exploration and Production Public Company Limited and its subsidiaries as at June 30, 2003, the related consolidated and the Company statements of income for the period of three months and six months ended 30 June 2003 and 2002, the related consolidated the Company statement of changes in shareholders' equity and cash flows for the period of six months ended 30 June 2003 and 2002. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. The responsibility of the Office of the Auditor General of Thailand is to report on these financial statements based on our reviews.

The Office of the Auditor General of Thailand conducted our review in accordance with the Standard on Auditing applicable to review engagements. Those standard requires the Office of the Auditor General of Thailand plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. Accordingly, the Office of the Auditor General of Thailand do not express an audit opinion.

Based on our review, nothing has come to attention that causes the Office of the Auditor General of Thailand to believe that the accompanying consolidated and the Company financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The Office of the Auditor General of Thailand previously audited the consolidated and the Company financial statements of PTT Exploration and Production Public Company Limited and its subsidiaries for the year ended December 31, 2002, in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements on February 21, 2003. The consolidated and the Company balance sheet as at December 31, 2002, as presented herein for comparative purposes, formed a part of the financial statements, which the Office of the Auditor General of Thailand audited and previously reported. The Office of the Auditor General of Thailand has not performed any other audit procedures subsequent to the date of that report.

The Office of the Auditor General of Thailand draws attention to Note 2 with regard to accounting change on provision for liabilities for decommissioning costs expected to be incurred in the future. The Company recognized and provided liabilities for decommissioning costs at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were amortized based on proved reserves on a unit of production basis. In changing this accounting policy, the Company had to restate the consolidated and the Company financial statements for the period 2002, presented herein for comparative purposes, as though the provisions were originally in compliance with this new accounting policy.

(Signed) *Khun-Ying Jaruvan Maintaka*

(Khun-Ying Jaruvan Maintaka)

Auditor General

(Signed) *Suchitra Sommanus*

(Suchitra Sommanus)

Auditor in charge

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2003 AND DECEMBER 31, 2002

Unit : Baht

	Notes	Consolidated		The Company	
Assets		June 30, 2003 (Unaudited Reviewed)	December 31, 2002 Audited (Restated)	June 30, 2003 (Unaudited Reviewed)	December 31, 2002 Audited (Restated)
Current Assets					
Cash and cash equivalents	3	17,037,525,383	16,305,601,525	6,678,843,639	8,909,912,976
Short -term investments		1,466,602,505	-	-	-
Trade receivable - parent company	4.1	3,273,525,076	2,963,185,287	2,513,900,631	1,886,661,548
Trade receivables	4.2	202,150,267	281,087,209	56,402,604	69,943,718
Inventories		38,236,070	30,549,566	32,175,334	29,472,646
Materials and supplies-net		787,390,632	837,505,170	659,073,773	704,686,166
Other current assets					
Working capital from co-venturers		126,621,855	50,873,592	31,150,075	5,327,111
Other receivables		122,007,840	126,826,364	78,559,625	75,914,129
Accrued interest receivable		67,698,318	80,438,376	22,677,926	13,704,606
Other current assets		496,902,120	160,345,187	243,088,266	128,051,018
Total Current Assets		**23,618,660,066**	**20,836,412,276**	**10,315,871,873**	**11,823,673,918**
Non-current assets					
Investments accounted for under equity method	5.1	11,245,885,775	11,410,438,477	22,952,910,854	21,406,622,526
Loan to related company	5.3	-	-	2,570,000,000	-
Property, plant and equipment-net	7	49,602,397,377	49,837,718,138	33,504,959,121	33,295,223,178
Intangible assets		321,167,472	348,524,668	317,615,290	348,524,668
Deferred income taxes	8.1	155,302,201	616,168,532	-	-
Other non-current assets					
Prepaid expenses	9	471,658,404	484,357,424	-	-
Deferred of bonds issuing expenses		34,635,388	39,423,149	15,977,014	17,894,255
Other non-current assets		1,243,301,192	820,263,626	4,568,593	4,630,044
Total non-current assets		**63,074,347,809**	**63,556,894,014**	**59,366,030,872**	**55,072,894,671**
Total Assets		**86,693,007,875**	**84,393,306,290**	**69,681,902,745**	**66,896,568,589**

Note to financial statements form an integral part of these financial statements.

(Signed) *Chitrapongse Kwangsukstith*
(Chitrapongse Kwangsukstith)
President

(Signed) *Nuntiya Sathirakul*
(Nuntiya Sathirakul)
Manager, Accounting

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2003 AND DECEMBER 31, 2002

Unit : Baht

		Consolidated		The Company	
	Notes	June 30, 2003	December 31, 2002	June 30, 2003	December 31, 2002
		(Unaudited	Audited	(Unaudited	Audited
Liabilities and Shareholders' Equity		Reviewed)	(Restated)	Reviewed)	(Restated)
Current Liabilities					
Accounts payables		399,657,130	252,269,854	234,469,518	110,349,436
Current portion of long-term loans	10	2,105,885,000	2,165,195,000	2,105,885,000	2,165,195,000
Working capital to co-venturers		165,385,367	510,271,646	13,048,631	146,154,135
Accrued expenses		2,225,458,368	2,567,614,274	1,990,541,104	2,348,650,091
Accrued interest payable		929,366,245	895,574,123	768,792,515	730,478,005
Income tax payable		2,757,981,927	3,698,699,154	2,566,186,476	3,552,663,663
Other current liabilities		335,215,078	294,638,964	340,763,584	303,982,841
Total Current Liabilities		**8,918,949,115**	**10,384,263,015**	**8,019,686,828**	**9,357,473,171**
Non-current liabilities					
Bonds	11	19,060,332,038	17,026,283,159	10,640,395,798	8,369,661,344
Deferred income taxes	8.1	8,778,425,709	8,327,131,240	7,818,278,175	7,450,928,692
Other non-current liabilities					
Deferred income	12	6,264,252,599	6,456,450,204	-	-
Provision for decommissioning costs	13	3,533,675,030	3,633,197,210	3,066,168,560	3,152,523,920
Other non-current liabilities		117,299,811	110,362,067	117,299,811	110,362,067
Total non-current liabilities		**37,753,985,187**	**35,553,423,880**	**21,642,142,344**	**19,083,476,023**
Total Liabilities		**46,672,934,302**	**45,937,686,895**	**29,661,829,172**	**28,440,949,194**
Shareholders' Equity					
Share capital	14				
Registered capital					
664.4 million ordinary shares of Baht 5 each		3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital					
652 million ordinary shares of Baht 5 each		3,260,000,000	3,260,000,000	3,260,000,000	3,260,000,000
Share premium		11,559,080,000	11,559,080,000	11,559,080,000	11,559,080,000
Currency translation differences		(736,379,873)	(558,127,692)	(736,379,873)	(558,127,692)
Retained earnings					
Appropriated					
Legal reserve		332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion		8,949,000,000	8,949,000,000	8,949,000,000	8,949,000,000
Unappropriated		16,656,173,446	14,913,467,087	16,656,173,446	14,913,467,087
Total Shareholders' Equity		**40,020,073,573**	**38,455,619,395**	**40,020,073,573**	**38,455,619,395**
Total Liabilities and Shareholders' Equity		**86,693,007,875**	**84,393,306,290**	**69,681,902,745**	**66,896,568,589**

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Unit : Baht

	Notes	Consolidated		The Company	
		2003	2002 (Restated)	2003	2002 (Restated)
Revenues					
Sales		16,239,004,865	13,633,659,449	12,544,943,791	10,703,737,934
Revenue from pipeline transportation		437,274,828	295,620,347	-	-
Other revenues					
Gain on foreign exchange	15	350,862,616	1,201,170,165	355,177,142	721,047,280
Interest income		113,280,164	109,035,630	87,821,841	100,990,931
Other revenues		23,026,470	29,572,837	16,595,173	17,567,372
Share of profit from investments accounted for under equity method		538,267,513	395,299,115	1,724,540,509	2,377,503,534
Total revenues		**17,701,716,456**	**15,664,357,543**	**14,729,078,456**	**13,920,847,051**
Expenses					
Production expenses		1,185,154,211	1,336,318,315	912,374,180	935,297,743
Exploration expenses		695,344,595	48,248,410	24,221,232	48,183,313
General administrative expenses		588,965,911	588,812,445	383,712,522	393,246,567
Petroleum royalties		1,881,552,358	1,574,683,490	1,568,117,975	1,337,967,242
Other expenses					
Depreciation, depletion and amortization		2,633,674,228	2,269,396,233	2,360,651,266	2,019,692,406
Director's remuneration		4,386,517	4,296,247	4,386,517	4,296,247
Other expenses		38,315,245	77,139,652	14,592,574	77,049,668
Total expenses		**7,027,393,065**	**5,898,894,792**	**5,268,056,266**	**4,815,733,186**
Income before interest and income taxes		**10,674,323,391**	**9,765,462,751**	**9,461,022,190**	**9,105,113,865**
Interest expenses		709,063,481	716,950,822	383,779,872	391,224,298
Income taxes	8.2	3,821,553,551	3,059,047,696	2,933,535,959	2,724,425,334
Net income		**6,143,706,359**	**5,989,464,233**	**6,143,706,359**	**5,989,464,233**
Earnings per share	16				
Basic earnings per share		9.42	9.19	9.42	9.19
Diluted earnings per share		9.42	9.19	9.42	9.19

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIOD OF THREE MONTHS ENDED JUNE 30, 2003 AND 2002

Unit : Baht

	Notes	Consolidated		The Company	
		2003	2002 (Restated)	2003	2002 (Restated)
Revenues					
Sales		8,427,006,988	7,226,573,059	6,435,106,791	5,698,166,606
Revenue from pipeline transportation		228,193,869	148,320,163	-	-
Other revenues					
Gain on foreign exchange	15	241,014,421	861,382,504	257,904,422	546,819,554
Interest income		54,241,989	46,093,767	50,489,023	35,937,116
Other revenues		14,027,749	11,439,640	10,807,206	11,102,542
Share of profit from investments accounted for under equity method		368,993,060	282,479,400	1,251,845,329	1,382,376,056
Total revenues		**9,333,478,076**	**8,576,288,533**	**8,006,152,771**	**7,674,401,874**
Expenses					
Production expenses		636,905,800	706,866,494	497,833,452	497,051,737
Exploration expenses		109,254,692	35,438,578	10,335,713	33,321,991
General administrative expenses		299,928,227	316,929,449	186,830,024	192,485,451
Petroleum royalties		974,496,446	834,653,257	804,388,350	712,270,826
Other expenses					
Depreciation, depletion and amortization		1,280,514,248	1,228,094,796	1,139,267,942	1,100,236,807
Director's remuneration		2,207,500	1,740,000	2,207,500	1,740,000
Other expenses		16,988,621	6,343,116	6,202,889	6,343,116
Total expenses		**3,320,295,534**	**3,130,065,690**	**2,647,065,870**	**2,543,449,928**
Income before interest and income taxes		**6,013,182,542**	**5,446,222,843**	**5,359,086,901**	**5,130,951,946**
Interest expenses		366,759,987	343,742,302	205,147,942	185,421,933
Income taxes	8.2	2,096,529,346	1,696,105,866	1,604,045,750	1,539,155,338
Net income		**3,549,893,209**	**3,406,374,675**	**3,549,893,209**	**3,406,374,675**
Earnings per share	16				
Basic earnings per share		5.44	5.22	5.44	5.22
Diluted earnings per share		5.44	5.22	5.44	5.22

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

Restated

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED AND THE COMPANY

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Unit : Baht

	Note	Share capital Issued and paid-up	Share premium	Currency translation difference	Legal reserve	Reserve for expansion	Retained earnings	Total
ice - as at December 31, 2001		3,260,000,000	11,559,080,000	(229,379,522)	327,200,000	6,204,000,000	9,989,888,516	31,110,788,994
ılative effect of the change in accounting policy	2	-	-	-	-	-	(468,327,533)	(468,327,533)
ice after adjustment		3,260,000,000	11,559,080,000	(229,379,522)	327,200,000	6,204,000,000	9,521,560,983	30,642,461,461
ıncy translation differences		-	-	(436,148,616)	-	-	-	(436,148,616)
ıcome (Restated)		-	-	-	-	-	5,989,464,233	5,989,464,233
end paid		-	-	-	-	-	(3,912,000,000)	(3,912,000,000)
ice - as at June 30, 2002		3,260,000,000	11,559,080,000	(665,528,138)	327,200,000	6,204,000,000	11,599,025,216	32,283,777,078
ice - as at December 31, 2002		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	15,416,848,011	38,959,000,319
ılative effect of accounting change	2	-	-	-	-	-	(503,380,924)	(503,380,924)
ice after adjustment		3,260,000,000	11,559,080,000	(558,127,692)	332,200,000	8,949,000,000	14,913,467,087	38,455,619,395
ıncy translation differences		-	-	(178,252,181)	-	-	-	(178,252,181)
ıcome		-	-	-	-	-	6,143,706,359	6,143,706,359
end paid	19	-	-	-	-	-	(4,401,000,000)	(4,401,000,000)
ice - as at June 30, 2003		3,260,000,000	11,559,080,000	(736,379,873)	332,200,000	8,949,000,000	16,656,173,446	40,020,073,573

to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Unit : Baht

	Consolidated		The Company	
	2003	2002	2003	2002
Cash flows from operating activities		(Restated)		(Restated)
Net Income	6,143,706,359	5,989,464,233	6,143,706,359	5,989,464,233
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of net (profit) from investments accounted for				
under equity method	(538,267,513)	(395,299,115)	(1,724,540,509)	(2,377,503,534)
Amortization of compensation for waving the right of carry forward gas	547,370	74,586,362	547,370	74,586,362
Depreciation depletion and amortization	2,628,886,467	2,264,039,595	2,358,734,024	2,017,206,288
Amortization of bonds issuing expenses	4,787,761	5,356,638	1,917,242	2,486,118
Bond Discount	554,425	554,425	-	-
Amortization of exploration costs	630,345,648	17,165,366	(72,734)	23,573,276
Loss on disposal of assets	8,285,396	1,831,874	8,285,396	1,741,891
Loss on disposal of material	1,260,993	33,225	450,333	33,226
Deferred income taxes	937,144,595	1,005,714,579	367,349,483	943,193,008
Income recognized from deferred income	(176,363,800)	(166,718,334)	-	-
Unrealized (gain) on foreign exchange	(488,802,885)	(1,269,189,681)	(365,157,438)	(824,944,672)
	9,152,084,816	**7,527,539,167**	**6,791,219,526**	**5,849,836,196**
Changes in assets and liabilities				
(Increase) in short-term investments	(1,491,647,493)	-	-	-
(Increase) decrease in trade receivables	75,377,817	(38,357,443)	13,541,114	1,102,965
(Increase) in trade receivable-parent company	(307,704,530)	(830,037,895)	(627,239,083)	(803,462,966)
(Increase) in inventories	(7,686,504)	(36,729,552)	(2,702,688)	(36,637,335)
Decrease in materials and supplies - net	47,750,204	5,374,632	45,162,061	12,324,872
(Increase) in working capital from co-venturers	(72,702,872)	(34,746,659)	(25,582,075)	(753,043)
(Increase) decrease in other receivables	8,269,712	4,169,336	(2,710,833)	39,087,968
(Increase) decrease in accrued interest receivable	11,057,765	10,630,233	(8,970,466)	34,359,069
(Increase) decrease in other current assets	(335,493,459)	(205,936,887)	(115,029,829)	35,019,797
Decrease in prepaid expenses	12,699,020	9,717,651	-	-
(Increase) decrease in other non-current assets	(451,131,589)	(65,729,595)	61,452	97,906
(Decrease) increase in accounts payables	146,638,340	(499,871,023)	123,075,090	(585,422,349)

Note to financial statements form an integral part of these financial statements.

Unaudited

Reviewed

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF SIX MONTHS ENDED JUNE 30, 2003 AND 2002

Unit : Baht

	Consolidated		The Company	
	2003	2002 (Restated)	2003	2002 (Restated)
Changes in assets and liabilities (continued)				
(Decrease) in working capital to co-venturers	(342,938,371)	(10,069,914)	(131,659,841)	(30,213,924)
(Decrease) increase in accrued expenses	(314,501,294)	450,520,298	(330,527,802)	433,734,027
(Decrease) increase in accrued interest payable	50,740,220	(83,167,762)	54,586,143	(79,714,023)
(Decrease) in income tax payable	(943,096,396)	(2,015,748,157)	(986,477,187)	(2,113,063,153)
Increase in other current liabilities	37,936,871	56,066,054	35,856,520	643,111,148
Increase in deferred income	31,092	103,240	-	-
(Decrease) increase in other non-current liabilities	6,937,745	(5,224,147)	6,937,745	(5,224,147)
(Gain) from translation foreign entities' financial statements	(26,777,353)	(60,828,412)	-	-
	(3,896,241,075)	**(3,349,866,002)**	**(1,951,679,679)**	**(2,455,653,188)**
Net cash provided by operating activities	**5,255,843,741**	**4,177,673,165**	**4,839,539,847**	**3,394,183,008**
Cash flows from investing activities				
(Increase) decrease in loans to related party	-	-	(2,570,000,000)	3,943,362,579
(Increase) in investment in related party	-	(9,889,922)	-	-
Dividend from related parties	702,820,214	602,531,319	-	-
(Increase) in property, plant and equipment - net	(3,173,994,824)	(4,350,087,767)	(2,535,908,574)	(3,970,109,637)
(Increase) in intangible assets	(13,688,457)	(66,985,085)	(9,864,678)	(66,985,085)
Net cash (used in) investing activities	**(2,484,863,067)**	**(3,824,431,455)**	**(5,115,773,252)**	**(93,732,143)**
Cash flows from financing activities				
(Decrease) in long-term loans	-	(4,000,000,000)	-	(4,000,000,000)
Cash received from bond issuing	2,500,000,000	-	2,500,000,000	-
Dividend paid	(4,400,075,778)	(3,910,729,866)	(4,400,075,778)	(3,910,729,867)
Net cash (used in) financing activities	**(1,900,075,778)**	**(7,910,729,866)**	**(1,900,075,778)**	**(7,910,729,867)**
Net increase (decrease) in cash and cash equivalents	870,904,896	(7,557,488,156)	(2,176,309,183)	(4,610,279,002)
Cash and cash equivalents at beginning of the period	16,305,601,525	15,208,723,683	8,909,912,976	7,850,262,318
	17,176,506,421	7,651,235,527	6,733,603,793	3,239,983,316
Effects of exchange differences	(138,981,038)	(231,397,734)	(54,760,154)	(118,039,199)
Cash and cash equivalents at end of the period	**17,037,525,383**	**7,419,837,793**	**6,678,843,639**	**3,121,944,117**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	653,613,511	790,933,139	326,234,136	464,456,025
Income taxes	3,830,293,794	4,071,165,828	3,552,663,663	3,894,295,480

Note to financial statements form an integral part of these financial statements.

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD OF THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2003

(UNAUDITED, REVIEWED)

AND FOR THE YEAR ENDED DECEMBER 31, 2002 (AUDITED)

1. General Information

1.1 Purpose of the Interim Financial Statements

These interim financial statements are intended to provide additional information other than that included in the latest annual financial statements. Accordingly, the interim financial statements focus on reporting of new activities, events and circumstances so as not to duplicate information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements.

1.2 Preparation of Interim Financial Statements

These interim financial statements are prepared in accordance with Accounting Standards No. 41 "Interim financial statements". The Company presents line items in the balance sheets, statements of income, statements of changes in shareholders' equity, and statements of cash flows, as in the annual financial statements and discloses only significant information in Notes to financial statements.

1.3 Basis in Preparing Consolidated Financial Statements

These financial statements are prepared with the same basis as financial statements for the year ended December 31, 2002, which had no restructuring of the subsidiary company during the period. PTTEP and its subsidiaries record accounting transactions of various joint venture projects, irrespective of whether operated by the company or others, in proportion to the working interest held by the company which remains unchanged during the period.

1.4 Summary of Significant Accounting Policies

These financial statements are prepared in accordance with generally accepted accounting principles in Thailand. For preparing of the interim financial statements, the company applies the same accounting policies and methods of computation as in the financial statements for the year ended December 31, 2002.

2. Accounting Change

In the first quarter of 2003, the Company, the subsidiaries and the associated companies (the Group) commenced recording a provision of decommissioning costs. A provision is recognized, and are provided at the onset of production of the project, for the estimate of the eventual costs that relate to the removal of the production facilities. These costs were included as part of the oil and gas properties and were amortized based on proved reserves on a unit of production basis. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgment.

The effect of this change to the consolidated and the company balance sheet as at June 30, 2002 and to the consolidated and the company statement of income for the period of three months and six months ended June 30, 2002 is as follows:

Balance sheet

(Unit : Million Baht)

	As restated As at June 30, 2002	
	Consolidated	The Company
Increase in investment accounted for under equity method	-	2.27
Increase in property, plant and equipment – net	2,414.27	1,979.02
Increase in deferred income tax-asset	17.05	-
Decrease in deferred income tax-liability	391.86	391.86
Increase in provision for decommissioning costs	3,212.76	2,762.73
Decrease in Retained earnings as at January 1, 2002	468.33	468.33
Decrease in Retained earnings as at June 30, 2002	389.59	389.59

Statements of income

(Unit : Million Baht)

	As restated	
	For the period of three months ended June 30, 2002	
	Consolidated	The Company
Increase in depreciation depletion and amortization	37.33	32.80
Increase in share of profit from investment accounted under equity method	-	17.89
Increase in gain on exchange rate	150.17	129.13
Increase in income taxes	46.78	48.17

(Unit : Million Baht)

	As restated	
	For the period of six months ended June 30, 2002	
	Consolidated	The Company
Increase in depreciation depletion and amortization	75.42	66.19
Increase in share of profit from investment accounted under equity method	-	22.67
Increase in gain on exchange rate	207.37	178.32
Increase in income taxes	53.21	56.07

3. Cash and Cash Equivalents

Cash and cash equivalents comprised:

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2003	31 Dec. 2002	30 Jun. 2003	31 Dec. 2002
Cash on hand and at banks	3,014.45	1,364.97	940.26	840.47
Short-term investments	14,023.08	14,940.63	5,738.58	8,069.44
Total	17,037.53	16,305.60	6,678.84	8,909.91

Short-term investments comprised :

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2003	31 Dec. 2002	30 Jun. 2003	31 Dec. 2002
Fixed deposits at bank	6,391.37	4,248.21	727.79	660.31
Treasury bills	7,631.71	10,692.42	5,010.79	7,409.13
Total	14,023.08	14,940.63	5,738.58	8,069.44

The interest rate of saving held at call with banks is 0.40 % per annum (2002: 0.25-2.15% per annum).

The interest rate of deposits held at call with banks is 1.27 % per annum (2002: 1.00-3.42% per annum).

4. Account Receivables –Trade

4.1 Trade Receivable - Parent Company

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2003	31 Dec. 2002	30 Jun. 2003	31 Dec. 2002
Trade receivable	3,273.53	2,963.19	2,513.90	1,886.66
Total	3,273.53	2,963.19	2,513.90	1,886.66

The outstanding trade receivable as of 30 June, 2003 consists of outstanding balance from gas sales of Bongkot project amounting to Baht 247 million, resulting from issue of gas quality which is under discussion with PTT Public Company Limited.

4.2 Other Receivables

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2003	31 Dec. 2002	30 Jun. 2003	31 Dec. 2002
Myanmar Oil and Gas Enterprise	145.75	173.22	-	-
Electricity Generating Authority of Thailand	46.89	49.25	46.89	49.25
Others	9.51	58.62	9.51	20.69
Total	202.15	281.09	56.40	69.94

5. Investments and Loans to Related Parties

5.1 Investments Accounted for under Equity Method

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30, 2003	Dec. 31, 2002	Jun. 30, 2003	Dec. 31, 2002	Jun. 30, 2003	Dec. 31, 2002	Jun. 30, 2003	Dec. 31, 2002	2 nd Quarter of 2003	For the Year 2002
Subsidiary Companies												
PTTEPI	Petroleum	Shareholding / Management team from the parent company	20,000	20,000	PTTEP 100 %	PTTEP 100 %	20,000	20,000	20,466.04	19,209.75	-	-
PTB*	Petroleum	Shareholding / Management team from the parent company	-	-	PTTEP 100%	PTTEP 100%	1.51	1.51	0.09	0.09	-	-
PTTEPO*	Commerce	Shareholding / Management team from the parent company	0.17	0.17	PTTEP 75 %	PTTEP 75 %	0.13	0.13	2,486.78	2,196.78	-	-
							Total		22,952.91	21,406.62		
					PTTEPI 25%	PTTEPI 25%	0.04	0.04	862.28	767.99	-	-
PTTEPKV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(135.36)	(126.86)	-	-
PTTEPSV*	Petroleum	Shareholding / Management team from the parent company	2.03	2.03	PTTEPO 100%	PTTEPO 100%	2.03	2.03	(88.23)	(74.70)	-	-
PTTEP HV*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(482.71)	(50.09)	-	-
PTTEP HL*	Petroleum	Shareholding / Management team from the parent company	2.12	2.12	PTTEPO 100%	PTTEPO 100%	2.12	2.12	(319.29)	(26.83)	-	-

(Unit : Million Baht)

Company	Type of Business	Relationship	Paid-in Capital		Percent of Interest		Investment				Dividend	
							Cost Method		Equity Method			
			Jun. 30, 2003	Dec. 31, 2002	Jun. 30, 2003	Dec. 31, 2002	Jun. 30, 2003	Dec. 31, 2002	Jun. 30, 2003	Dec. 31, 2002	2 nd Quarter of 2003	For the Year 2002
PTTEP ME*	Petroleum	Shareholding / Management team from the parent company	2.16	2.16	PTTEPO 100%	PTTEPO 100%	2.16	2.16	(55.50)	(27.73)	-	-
Associated Companies												
TOP*	Power producer	Shareholding	2,810	2,810	PTTEPI 26 %	PTTEPI 26 %	1,450.06	1,450.06	1,553.24	1,530.06	58.45	54.79
New Links*	Commerce	Shareholding	44.27 (Baht)	44.27 (Baht)	PTTEPO 40 %	PTTEPO 40 %	9,889.56	9,889.56	9,692.65	9,880.38	644.37	547.74
							Total		11,245.89	11,410.44		
Jointly Controlled Entities												
CPOC*	Petroleum	Shareholding	19.8 (Baht)	19.8 (Baht)	PTTEPI 50 %	PTTEPI 50 %	Baht 9.90	Baht 9.90	Baht 9.90	Baht 9.90	-	-
MGTC*	Natural gas pipelines - overseas	Shareholding	0.76	0.76	PTTEPO 25.5 %	PTTEPO 25.5 %	0.19	0.19	1,964.31	2,137.93	877.82	314.61
TPC*	Natural gas pipelines - overseas	Shareholding	2.62	2.62	PTTEPO 14.1667%	PTTEPO 14.1667%	0.37	0.37	(48.05)	(323.00)	-	-
							Total		1,916.26	1,814.93		

*PTTEPI : PTTEP International Company Limited
PTTEPO : PTTEP Offshore Investment Company Limited
PTB : PTB Partner Co., Ltd. (On August 11, 2000, PTB registered its dissolution with the Ministry of Commerce. PTB is on liquidation process.)
PTTEPKV : PTTEP Kim Long Vietnam Company Limited
PTTEPSV : PTTEP Southwest Vietnam Company Limited
PTTEPHV : PTTEP Hoan-Vu Company Limited
PTTEPHL : PTTEP Hoang-Long Company Limited
PTTEPME : PTTEP Middle East Company Limited
CPOC : Carigali - PTTEPI Operating Company Sdn Bhd.
MGTC : Moattama Gas Transportation Company
TOP : Thai Oil Power Company Limited
New Links : New Links Energy Resources Limited
TPC : Taninthayi Pipeline Company LLC

New Links Energy Resources holds 85.51% shares in PT. Medco Energi Internasional Tbk which engaged in petroleum business in Indonesia.

5.2 Investments in Jointly Controlled Entities

The Company's investments in jointly controlled entities are recorded in the financial statements of the Company only using the equity method. Changes in investments in jointly controlled entities are as follows: -

The jointly controlled entities are listed below.

Company	Type of business and country	Percentage shareholding	
		30 Jun. 2003	31 Dec. 2002
Carigali – PTTEPI Operating Company Sdn. Bhd.	Petroleum, Malaysia	50	50
Moattama Gas Transportation Company	Gas pipeline transportation Union of Myanmar	25.50	25.50
Taninthayi Pipeline Co., LLC	Gas pipeline transportation Union of Myanmar	14.1667	14.1667

Transactions of jointly controlled entities are included in the Company's financial statements, excepted CPOC which has no business transactions due to the delay of JDA project, as follows: -

(Unit : Million Baht)

	MGTC		TPC	
	30 Jun. 2003	31 Dec. 2002	30 Jun. 2003	31 Dec. 2002
Balance Sheets:				
Current assets	575.68	517.01	161.41	151.52
Non-current assets	4,802.20	5,044.22	1,939.94	2,030.51
Current liabilities	(141.06)	(120.12)	(368.67)	(798.34)
Non-current liabilities	(3,193.80)	(3,284.71)	(1,468.16)	(1,394.65)
Assets (liabilities) net	2,043.02	2,156.40	264.52	(10.96)

	MGTC		TPC	
	For the period of six months ended			
	30 Jun. 2003	31 Jun. 2002	30 Jun. 2003	31 Jun. 2002
Statements of Income:				
Revenues	1,252.57	1,124.45	440.73	232.94
Expenses	(123.11)	(172.60)	(107.53)	(137.05)
Income before income taxes	1,129.46	951.85	333.20	95.89
Income taxes	(286.06)	(255.10)	(51.23)	(30.59)
Net income	843.40	696.75	281.97	65.30

5.3 Loan to Related Company

The Company has loan to related company amounting to Baht 2,500 million and Baht 70 million, which has interest rate 4.625% per annum and 2.00% per annum, respectively. The related company shall occasionally repay the loan.

6. Related Party Transactions

Significant transactions with related parties for the period of six months ended June 30, 2003 and 2002 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Parent company (PTT Public Company Limited - PTT)				
Revenue from petroleum sold (at price fixed with reference to world market)	15,740.83	13,344.19	12,462.10	10,542.10
Compensation for waiving the right of carry forward gas	-	74.59	-	74.59
Prepaid incentive gas sale	-	13.06	-	13.06
Interest income from deferred income	-	2.67	-	-
Revenue from rental (market price)	8.57	8.49	8.57	8.49
Subsidiary company				
Interest income	-	-	-	46.30
Other revenues	-	-	-	22.80

7. Property, Plant and Equipment – Net

(Unit : Million Baht)

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2002	65,234.03	1,245.48	1,055.11	67,534.62
Cumulative effect on the asset decommissioning costs	3,714.60	-	-	3,714.60
Balance after adjustment	68,948.63	1,245.48	1,055.11	71,249.22
Increase during the period	3,212.48	16.60	49.08	3,278.16
Decrease during the period	(691.11)	-	(5.39)	(696.50)
Currency translation difference	(229.46)	-	-	(229.46)
Balance as at June 30, 2003	71,240.54	1,262.08	1,098.80	73,601.42

	Consolidated			
	Oil and Gas Properties[1]	Land Buildings And Construction	Office Furniture and Equipment	Total
Accumulated depreciation				
Balance as at December 31, 2002	(19,169.97)	(367.51)	(787.62)	(20,325.10)
Cumulative effect on the amortized decommissioning costs	(1,086.40)	-	-	(1,086.40)
Balance after adjustment	(20,256.37)	(367.51)	(787.62)	(21,411.50)
Decrease during the period	42.83	-	4.62	47.45
Depreciation for the period	(2,514.00)	(29.82)	(44.02)	(2,587.84)
Currency translation differences	(47.13)	-	-	(47.13)
Balance as at June 30,2003	(22,774.67)	(397.33)	(827.02)	(23,999.02)
Net book value as at December 31, 2002	48,692.26	877.97	267.49	49,837.72
Net book value as at June 30, 2003	48,465.87	864.75	271.78	49,602.40

Depreciation included in income statement for the period of six months ended June 30, 2002	Baht	2,240.29	Million
Depreciation included in income statement for the period of six months ended June 30, 2003	Baht	2,587.84	Million

(Unit : Million Baht)

	The Company			
	Oil and Gas Properties[1]	Buildings and Construction	Office Furniture and Equipment	Total
Historical cost				
Balance as at December 31, 2002	47,417.33	753.73	971.55	49,142.61
Cumulative effect on the asset decommissioning costs	3,222.52	-	-	3,222.52
Balance after adjustment	50,639.85	753.73	971.55	52,365.13
Increase during the period	2,484.38	5.08	38.72	2,528.18
Decrease during the period	0.07	-	(5.39)	(5.32)
Balance as at June 30, 2003	53,124.30	758.81	1,004.88	54,887.99
Accumulated depreciation				
Balance as at December 31, 2002	(16,991.83)	(321.16)	(723.63)	(18,036.62)
Cumulative effect on the amortized decommissioning costs	(1,033.28)	-	-	(1,033.28)
Balance after adjustment	(18,025.11)	(321.16)	(723.63)	(19,069.90)
Decrease during the period	-	-	4.84	4.84
Depreciation for the period	(2,254.85)	(23.61)	(39.50)	(2,317.96)
Balance as at June 30, 2003	(20,279.97)	(344.77)	(758.29)	(21,383.03)
Net book value as at December 31, 2002	32,614.74	432.57	247.92	33,295.23
Net book value as at June 30, 2003	32,844.33	414.04	246.59	33,504.96

Depreciation included in income statement for the period of six months ended June 30, 2002	Baht	1,993.45	million
Depreciation included in income statement for the period of six months ended June 30, 2003	Baht	2,317.96	million

[1] Oil and Gas Properties as at June 30, 2003 included net decommissioning costs to the consolidated and the Company statement amounting to Baht 2,540.46 million and 2,110.48 million, respectively.

8. Income Taxes

8.1 Deferred Income Taxes

(Unit : Million Baht)

	Consolidated		The Company	
	30 Jun. 2003	31 Dec. 2002	30 Jun. 2003	31 Dec. 2002
Deferred tax assets				
Petroleum income tax	23.62	24.83	-	-
Income tax under Revenue Code	131.69	591.34	-	-
Total	155.31	616.17	-	-
Deferred tax liabilities				
Petroleum income tax	7,818.28	7,450.93	7,818.28	7,450.93
Income tax in the Union of Myanmar	960.15	876.20	-	-
Total	8,778.43	8,327.13	7,818.28	7,450.93

8.2 Income Taxes

Income taxes for the period of three months ended June 30, 2003 and 2002 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Petroleum income tax				
Current tax expenses	1,354.00	1,222.71	1,351.69	1,222.71
Deferred tax expenses	246.96	313.00	243.32	316.44
Total	1,600.96	1,535.71	1,595.01	1,539.15
Income tax under Revenue Code				
Current tax expenses	9.04	-	9.04	-
Deferred tax expenses	249.85	(13.20)	-	-
Total	258.89	(13.20)	9.04	-

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Income tax in the Union of Myanmar				
Current tax expenses	182.60	126.45	-	-
Deferred tax expenses	54.08	47.14	-	-
Total	236.68	173.59	-	-
Total income taxes	2,096.53	1,696.10	1,604.05	1,539.15

Income taxes for the period of six months ended June 30, 2003 and 2002 are as follows:

(Unit : Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Petroleum income tax				
Current tax expenses	2,548.50	1,781.23	2,546.19	1,781.23
Deferred tax expenses	368.56	935.93	367.35	943.19
Total	2,917.06	2,717.16	2,913.54	2,724.42
Income tax under Revenue Code				
Current tax expenses	20.00	-	20.00	-
Deferred tax expenses	459.65	(25.03)	-	-
Total	479.65	(25.03)	20.00	-
Income tax in the Union of Myanmar				
Current tax expenses	315.94	271.49	-	-
Deferred tax expenses	108.90	95.42	-	-
Total	424.84	366.91	-	-
Total income taxes	3,821.55	3,059.04	2,933.54	2,724.42

	Tax Rate
Petroleum income tax on petroleum business in Thailand	50%
Pursuant to Petroleum Income Tax Act B.E. 2514	
Income tax under Revenue Code	30%
Net income in portion of amount not exceeding Baht 300 million	
for the period of 5 years from 2002 to 2006	25%
Income tax in the Union of Myanmar	30%

9. Prepaid Expenses

Prepaid expenses incurred from PTTEPI made prepayment for royalty of Yadana and Yetagun project to the government of the Union of Myanmar. These expenses will be amortized when the deferred income discussed in Note 12.

10. Current Portion of Long - Term Loans

Current portion of long - term loans comprised :

	Consolidated and the Company			
	30 Jun. 2003		31 Dec. 2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Long-term loans	50.00	2,105.89	50.00	2,165.19

A USD 50 million, carries interest at LIBOR plus 0.75% per annum but not exceeding 9.5% per annum, with interest calculated every six months and accumulated. Principal and accumulated interest are to be repaid either the second time that a working interest in one of the Company's concession is sold or within 5 years, whichever occurs first, but in not less than 3 years.

11. Bonds

	Consolidated			
	30 Jun. 2003		31 Dec. 2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	393.28	16,560.33	393.28	17,026.28
Unsecured and unsubordinated	-	2,500.00	-	-
Total	393.28	19,060.33	393.28	17,026.28

	The Company			
	30 Jun. 2003		31 Dec. 2002	
	Million (USD)	Million (Baht)	Million (USD)	Million (Baht)
Unsecured and unsubordinated	193.28	8,140.40	193.28	8,369.66
Unsecured and unsubordinated	-	2,500.00	-	-
Total	193.28	10,640.40	193.28	8,369.66

The Company issued 230 unsecured unsubordinated bonds with a face value of Yen 100 million each, totaling Yen 23 billion. The bonds bear interest at a rate of 3.35% per annum and have a redemption period of 10 years, to be redeemed on September 19, 2007. On the date of the bond issuance, the Company entered into a swap agreement with a foreign bank to swap Yen for USD 193.28 million. Under this agreement, interest is charged at the rate of 7.86% per annum, payable every six months on March 19 and September 19 of each year.

The Company issued 2,500,000 unsecured unsubordinated bonds with a face value of Baht 1,000 each, totaling Baht 2,500 million. The bonds bear interest at a rate of 4.625% per annum, payable every six months on March 27 and September 27 of each year, and have a maturity period of 15 years, to be redeemed on March 27, 2018.

PTTEPI issued 200,000 unsubordinated bonds with a face value of USD 1,000 each, totaling USD 200 million, guaranteed by the Company. The bonds bear interest at a rate of 7.625% per annum, payable every six months on April 1 and October 1 of each year, and have a maturity period of 10 years, to be redeemed on October 1, 2006.

12. Deferred Income

Deferred income arises from PTTEPI's receipt of advance payments from PTT Public Company Limited (PTT), its parent company for natural gas, and MGTC and TPC's receipt of advance payments from Myanmar Oil and Gas Enterprise for pipeline transportation that PTT was not yet able to take receipt of in 1998, 1999, 2000 and 2001 in accordance with the volumes stipulated in the gas sales contract of the Yadana and Yetagun Project. The deferred income will be recognized by PTTEPI, MGTC and TPC when PTT takes receipt of the gas in later years. Deferred income as at June 30, 2003 and December 31, 2002 comprised:

(Unit: Million Baht)

	30 Jun. 2003	31 Dec. 2002
Deferred income for the year 1998	-	64.24
Deferred income for the year 1999	2,299.07	2,407.63
Deferred income for the year 2000	3,392.45	3,410.29
Deferred income for the year 2001	572.73	574.29
Total	6,264.25	6,456.45

13. Provision for Decommissioning Costs

The Group recognized a provision for liabilities as at June 30, 2003 and December 31, 2002 for decommissioning costs expected to be incurred in the future amounting to Baht 3,533.68 million and Baht 3,633.20 million, respectively. The provision has been estimated using existing technology, at current price. The estimates of decommissioning costs have been determined based on reviews and estimates by the Group's own engineers and managerial judgement.

14. Share Capital

The Company's registered capital consists of 664.4 million ordinary shares at Baht 5 each, or a total of Baht 3,322 million. Of this, 652 million ordinary shares at Baht 5 each, or a total of Baht 3,260 million, have been paid up. The difference of 12.4 million shares reserve for ;

- The exercise of warrants to purchase ordinary shares by employees (Employee Stock Ownership Plan or ESOP) for 5 year, total 10 million ordinary shares. On August 1, 2002, the Company provides warrants to purchase ordinary shares 2 million units (one warrant provided one ordinary shares) to the directors, managements and employees with exercised price 111 Baht per share.

- The exercise of warrants to purchase ordinary shares by employees for 2.4 million shares. One warrant provides the right to purchase two ordinary shares. The warrants are exercisable in 2001, 2002 and 2003, with employees limited to the exercise of 20%, 30% and 50% of the allocated warrants, respectively. The warrants are exercisable on the last working day of every three months starting from the first exercise date. Since the first exercise date on September 14, 2001, no employees exercised the warrants to purchase ordinary shares. Therefore, there is no change in the outstanding balances of warrants and ordinary shares as at June 30, 2003.

	30 Jun. 2003	31 Dec. 2002
Number of warrants (units)	1,200,000	1,200,000
Exercised price (Baht)	150	150

15. Gain on Foreign Exchange

(Unit: Million Baht)

	Consolidated		The Company	
	2003	2002	2003	2002
Realized loss on foreign exchange	(137.94)	(68.02)	(9.98)	(103.89)
Unrealized gain on foreign exchange	488.80	1,269.19	365.16	824.94
Total	350.86	1,201.17	355.18	721.05

16. Earnings per Share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of outside ordinary shares in issue during the period.

	Consolidated and the Company	
	For the period of six months ended June 30	
	2003	2002
Net profit attributable to shareholders (Baht)	6,143,706,359	5,989,464,233
Weighted average number of outside ordinary shares in issue (no. of share)	652,000,000	652,000,000
Basic earnings per share (Baht)	9.42	9.19

For the diluted earnings per share the weighted average number of outside ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share options.

A calculation is carried out to determine the number of shares that could have been acquired at market price (determined as the average annual share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. This calculation serves to determine the "unpurchase" shares to be added to the ordinary shares outstanding for the purpose of computing the dilution; for the share options calculation, no adjustment is made to net profit.

	Consolidated and the Company	
	For the period of six months ended June 30	
	2003	2002
Net profit attributable to shareholders	6,143,706,359	5,989,464,233
Net profit used to determine diluted earnings per share	6,143,706,359	5,989,464,233
Weighted average number of outside ordinary share in issue (no. of share)	652,000,000	652,000,000
Adjustments for share options	250,169	-
Weighted average number of outside ordinary shares for diluted earnings per share	652,250,169	652,000,000
Diluted earnings per share	9.42	9.19

17. Segment Information

Primary reporting - business segments (Unit : Million Baht)

	Consolidation for the period of six months ended June 30, 2003						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		**Elimination**	**Group**
Revenues - Third parties	251.80	230.25		437.27			919.32
- Related parties	12,432.79	3,324.17		1,254.14		(1,254.14)	15,756.96
Share of associates		456.64			81.63		538.27
Total revenues	**12,684.59**	**4,011.06**		**1,691.41**	**81.63**	**(1,254.14)**	**17,214.55**
Production expenses	929.42	1,436.07		73.76		(1,254.10)	1,185.15
Administrative expenses – project	290.68	107.92	13.14	14.59			426.33
Exploration cost							
- Dry hole	(0.07)	630.42					630.35
- Geological and geophysical	26.07	25.49	13.44				65.00
Depreciation, depletion and amortization	2,301.39	132.54	0.44	110.47			2,544.84
Royalties	1,575.10	306.45					1,881.55
Total expenses	**5,122.59**	**2,638.89**	**27.02**	**198.82**	**-**	**(1,254.10)**	**6,733.22**
Segment result	**7,562.00**	**1,372.17**	**(27.02)**	**1,492.59**	**81.63**	**(0.04)**	**10,481.33**
Depreciation - general							(88.83)
Selling and administrative expenses - general							(162.64)
Operating profit							**10,229.86**
Other income, net							23.02
Finance cost - Interest income							113.28
- Interest expenses							(709.06)
Other expenses, net							(180.64)
Significant unrealized expenses							488.80
Profit before tax							**9,965.26**
Tax							(3,821.55)
Net Profit							**6,143.71**
Segment assets	38,963.49	10,026.14	56.34	6,755.88	153.55		55,958.40
Investment in associates		9,692.65			1,553.24		11,245.89
Unallocated assets							19,488.72
Consolidated total assets							**88,693.01**
Segment liabilities	5,651.79	6,634.70	37.18	737.86			13,061.53
Unallocated liabilities							33,611.40
Consolidated total liabilities							**46,672.93**
Capitalization cost	2,488.86	728.21	1.45	8.42	64.90		3,291.84

(Unit : Million Baht)

	Consolidation for the period of six months ended June 30, 2002						
	Exploration and Production			Pipeline	Others		
	Thailand	Other Southeast Asia countries	Middle East	Southeast Asia		**Elimination**	**Group**
Revenues - Third parties	161.63	127.84		295.62			585.09
- Related parties	10,612.49	2,731.70		1,054.04		(1,054.04)	13,344.19
Share of associates		275.13			120.17		395.30
Total revenues	**10,774.12**	**3,134.67**	**-**	**1,349.66**	**120.17**	**(1,054.04)**	**14,324.58**
Production expenses	948.37	1,327.09		110.15		(1,049.29)	1,336.32
Administrative expenses – project	304.64	92.18		20.07			416.89
Exploration cost							
- Dry hole	17.17						17.17
- Geological and geophysical	29.02	2.06					31.08
Depreciation, depletion and amortization	1,987.05	108.46		110.51			2,206.02
Royalties	1,341.48	233.20					1,574.68
Total expenses	**4,627.73**	**1,762.99**	**-**	**240.73**	**-**	**(1,049.29)**	**5,582.16**
Segment result	**6,146.39**	**1,371.68**	**-**	**1,108.93**	**120.17**	**(4.75)**	**8,742.42**
Depreciation - general							(63.38)
Selling and administrative expenses - general							(171.92)
Operating profit							**8,507.12**
Other income, net							29.57
Finance cost - Interest income							109.03
- Interest expenses							(716.95)
Other expenses, net							(149.45)
Significant unrealized expenses							1,269.19
Profit before tax							**9,048.51**
Tax							(3,059.05)
Net Profit							**5,989.46**
Segment assets	38,543.77	9,231.43		7,117.95	91.26		54,984.41
Investment in associates		9,626.83			1,523.91		11,150.74
Unallocated assets							8,835.32
Consolidated total assets							**74,970.47**
Segment liabilities	5,780.89	6,791.07		930.77			13,502.73
Unallocated liabilities							29,183.96
Consolidated total liabilities							**42,686.69**
Capitalization cost	4,135.93	116.58		19.34	277.88		4,549.73

Business segmentation

The company is organized into the following business segments:

- Exploration and production segment, the group operate in oil and gas exploration and production activities both in domestic and overseas, either as an operator or as a joint venture partners with international oil and gas companies. In addition, the group also has an investment through its indirect shareholding of exploration and production company in Indonesia. Most of domestic projects locate in the Gulf of Thailand. Overseas projects locate in southeast Asia and Middle East. As of balance sheet date, the group had 8 projects under production and 7 projects in exploration phases.
- Overseas pipeline segment, the group has an investment with its joint venture partners to operate pipeline to transport natural gas from the exploration and production projects where the group had working interest e.g. Yadana and Yetagun projects

Other segment, other operations of the group mainly comprise investment in a project strategically connected to energy business i.e. investment in domestic power generation. Neither of which constitute a separately reportable segment.

Secondary reporting – geographical segments

Although the Group's 2 business segments are managed on a worldwide basis, they operate in 3 main geographical areas:

(Unit: Million Baht)

	Consolidation for the period of six months ended June 30, 2003			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	251.80	667.52	-	919.32
- Related parties	12,432.79	3,324.17	-	15,756.96
Segment assets	39,117.04	16,782.02	59.34	55,958.40
Investment in associates	1,553.24	9,692.65	-	11,245.89
Capitalization cost	2,553.76	736.63	1.45	3,291.84
Consolidated total assets	60,159.00	26,474.67	59.34	86,693.01

(Unit : Million Baht)

	Consolidation for the period of six months ended June 30, 2002			
	Thailand	Other Southeast Asia Countries	Middle East	Group
Revenues - Third parties	161.63	423.46	-	585.09
- Related parties	10,612.49	2,731.70	-	13,344.19
Segment assets	38,635.03	16,349.38	-	54,984.41
Investment in associates	1,523.91	9,626.83	-	11,150.74
Capitalization cost	4,413.81	135.92	-	4,549.73
Consolidated total assets	48,994.26	25,976.21	-	74,970.47

18. Disclosure of Financial Instruments

Fair Value of Financial Instruments

Since the majority of the financial assets are short-term and that the loans carry interest at rates close to current market rates, the management believes that the fair value of the Company's financial assets does not materially differ from their carrying value.

The Company calculated fair value of long-term liabilities with fixed rate of interest by using the discounted cash flow based on discounted rate of borrowing with similar term while the cross currency interest and principal swaps have been based on quoted market rate. A comparison of the carrying value and fair value of these instruments is as follows :

(Unit : Million Baht)

	As at June 30, 2003	
	Carrying amount	Fair value
Unsecured and unsubordinated Yen 23 billion	8,117.74	8,699.30
Cross currency interest and principal swaps	8,140.39	9,113.15
Unsecured and unsubordinated USD 200 million	8,423.54	9,532.80
Unsecured and unsubordinated Baht 2,500 million	2,500.00	2,776.18

19. Dividend paid

On April 24, 2003, the annual general meeting of the shareholders approved payment of a dividend for the year 2002 of Baht 6.75 per share to the company's shareholders, 652 million shares total amounting to Baht 4,401 million.

20. Contingent Liability

The Company is the guarantor of 200,000 guaranteed unsubordinated bonds of USD 1,000 each, totaling USD 200 Million. The bonds, issued by PTTEPI, bear interest at a rate of 7.625% per annum and have a maturity period of 10 years, to be redeemed on October 1, 2006.

As at June 30, 2003, the Company had contingent liabilities which are letters of guarantee amounting to Baht 43.30 million in the financial statements of the Company and Baht 63.96 million in the consolidated financial statements.

21. Events after Balance Sheet Date

On July 17, 2003, the Company signed a Concession Agreement with the Department of Mineral Fuels, Ministry of Energy in Blook G9/43, which is part of That-Cambodian Overlapping Claims Area in the Gulf of Thailand. The Company will be able to start operations after the resolution between the two countries is concluded. The Company also signed two additional Concession Agreements to participate in offshore Block L22/43 which has percentage of interest 35% and operates by Thai Shell Company Limited and onshore Block G4/43 which has percentage of interest 15% and operates by Chevron (Offshore) Thailand Limited.
